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                                                                 Exhibit (a)(11)

NOKIA COMPLETES TENDER OFFER FOR RAMP NETWORKS

Mountain View, Calif., January 22, 2001 - Nokia Corporation (NYSE: NOK) announced the completion of the tender offer by Blackbird Acquisition, Inc., a wholly owned subsidiary of Nokia, for all the outstanding shares of common stock of Ramp Networks (Nasdaq: RAMP), a leading provider of purpose built Internet security appliances specifically designed for small office applications. The offer, priced at $5.80 per share, expired at 5:00 p.m., New York City time, on Friday, January 19, 2001.

At last count, 20,280,739 shares of Ramp Networks common stock had been tendered into the offer (including through notice of guaranteed delivery) prior to its expiration, which represents approximately 92.6% of the outstanding shares of Ramp Networks. All shares validly tendered and not withdrawn prior to the expiration of the offer have been accepted for payment according to the terms of the offer.

In the proposed second step of Nokia's acquisition of Ramp Networks, Nokia expects to cause Blackbird Acquisition to merge with Ramp Networks as soon as practicable. Once the proposed merger becomes effective, Ramp Networks will become a wholly owned subsidiary of Nokia and will be integrated into Nokia Internet Communications.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:
Nokia Internet Communications
Laurie Armstrong, Media Relations Manager
Tel. +1 650 704 4652
Email: laurie.armstrong@nokia.com

www.nokia.com
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